KELSO

KELSO TECHNOLOGIES

Investor Presentation

September 2025

TSX:KLS | www.kelsotech.com

Advisories

This Presentation is for information purposes only. This Presentation does not constitute an offer to sell to any person, or a general offer to the public of, or the general solicitation from the public of offers to subscribe or purchase, any of Securities of Kelso Technologies Inc. ("Kelso" or the "Corporation"). Any unauthorized use of this Presentation is strictly prohibited. Distribution or copying of this Presentation, in whole or in part in any medium, to any person other than the prospective investor is prohibited without the prior written consent of the Corporation. The information contained in these slides, the Presentation made to you verbally and any other information provided to you (in writing or otherwise) in connection with the Corporation and its business (the "Presentation Materials") is subject to updating, completion, revision, verification and amendment without notice which may result in material changes. The Presentation Materials are not intended to provide financial, tax, legal or accounting advice and do not purport to contain all the information that a prospective investor may require. Each prospective investor should perform and rely on its own investigation and analysis of the Corporation and the terms of any offering of the Securities, including the merits and risks involved, and are advised to seek their own professional advice on the legal, financial and taxation consequences of making an investment in the Corporation. The Securities are highly speculative. Certain information contained herein includes market and industry data that has been obtained from or is based upon estimates derived from third party sources, including industry publications, reports and websites. Third party sources generally state that the information contained therein has been obtained from sources the Corporation believes can be reasonably relied on, but there is no assurance or guarantee as to the accuracy or completeness of included data. Although the data is believed to be reasonably reliable, neither the Corporation nor its agents have independently verified the accuracy, currency or completeness of any of the information from third party sources referred to in this presentation or ascertained from the underlying economic assumptions relied upon by such sources. No securities commission or similar regulatory authorities have reviewed or in any way passed upon the Presentation Materials, and any representation to the contrary is an offence. The Corporation does not make any representation or warranty, express or implied, and assumes no responsibility for the accuracy or completeness of the information contained in the Presentation Materials or any other oral or written communication transmitted to prospective investors, and nothing contained in this summary is, or shall be relied upon as, a promise or representation by the Corporation as to the past or future performance of the Corporation. The Corporation retains the right, at any time, to terminate any discussions or negotiations with prospective investors. In the event of such termination the Corporation will not be under any obligation to disclose the reasons for such termination, nor will they have any liability to any recipient hereof for any costs whatsoever incurred in the consideration of the information contained in these Presentation Materials. This Presentation includes non-IFRS and non-GAAP financial measures and ratios such as "EBITDA", "Adjusted EBITDA", "enterprise values", and "valuation multiples" which are intended to provide viewers with additional information and should be considered in addition to, but not as a substitute for, measures prepared in accordance with IFRS Accounting Standards and/or GAAP. Rather, these measures are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management's perspective. Please see the Management's Discussion and Analysis for the period ended June 30, 2025 ("MD&A"), for discussion of non-IFRS financial measures and reconciliations, which information is incorporated by reference herein and which is available under Kelso's profile on SEDAR+ at www.sedarplus.ca. These measures and ratios are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures or ratios presented by other companies. Reconciliations of certain non-IFRS measures to the most directly comparable IFRS measures are provided in the Appendix to this Presentation and in Kelso's public filings, which should be reviewed in conjunction with this Presentation.

Forward-Looking Information

This Presentation contains forward-looking information or forward-looking statements with respect to the Corporation. By their nature, forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from the results suggested by the forward-looking statements. In addition, the forward-looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate, that the Corporation's assumptions may not be correct and that actual results may differ materially from such forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "anticipate", "will", "expect", "forward", "may", "continue", "could", "estimate", "forecast", "plan", "potential", "indicates", and similar expressions. Forward-looking information contained in this Presentation and other forward-looking information are based on opinions, estimates and assumptions of the Corporation's management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that management currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking statements contained in this presentation may include, but are not limited to statements with respect to forecasted tank car deliveries and industry growth, estimates with respect to market share, forecasted tank car builds, accessibility of new markets, ability of the Corporation to increase market reach and growth with little capital investment, the successful execution of the Corporation's business strategy, manufacturing expectations, the Corporation's favorable position in the market on a go-forward basis, demographic and market size/trends, new product opportunities, forecasts of revenue and financial projections/growth potential, implied valuations, competitive analysis and the Corporation's position in the market in relation to competitors, projected milestones, go-forward management, go-forward capitalization, anticipated governmental and regulatory approvals and timing thereof and other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance, review and approval dates, and the continued overall advancement of the Corporation's business. These forward-looking statements are based on a number of assumptions which may prove to be incorrect including, but not limited to: general economic, market and business conditions; the accuracy of cost estimates, ability to obtain sufficient capital on satisfactory terms; availability of supplies, technology and expertise; changes in customer demand; the successful and timely implementation of projects and the impact of changes in applicable laws and regulations. The forward-looking statements contained in this Presentation are made as of the date hereof or the dates specifically referenced in this Presentation, where applicable. Except as required by law, the Corporation undertakes no obligation to update publicly or to revise any forward-looking statements that are contained or incorporated in this Presentation. All forward-looking statements contained in this Presentation are expressly qualified by this cautionary statement.

Future-Oriented Financial Information

Any "future-oriented financial information" or "financial outlooks" within the meaning of applicable Canadian securities laws contained in this Presentation has been approved by management of Kelso as of the date hereof. The Corporation and management believe that the prospective financial information as to the forecasted EBITDA has been prepared on a reasonable basis, reflecting management's best estimates and judgments and viewers are cautioned that this information may not be appropriate for any other purpose and viewers should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above under the heading "Forward-Looking Information". The Corporation's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Corporation's valuation may differ materially from the valuation provided in this Presentation. Such information is presented for illustrative purposes only and may not be an indication of the Corporation's actual financial position or results of operations.

VALUATION & COMPARABLES DISCLOSURE AND CAUTIONARY NOTE

The comparable company and valuation analysis presented in this document is based on publicly available financial and market data as of the dates indicated. Kelso has selected peer companies based on similar industry exposure, manufacturing characteristics, and risk/return profiles. For diversified peers, segment-level financials have been used where available.

Valuation metrics and peer multiples have been applied using consistent methodologies to the extent possible. However, differences in business models, accounting practices, and reporting periods may limit direct comparability.

Implied values derived from peer multiples are presented for illustrative purposes only and should not be interpreted as formal valuation conclusions or investment recommendations. Readers are cautioned not to place undue reliance on peer-based valuation assessments and should review Kelso's publicly filed financial statements and MD&A for a complete understanding of its business and risk factors.

Please see Appendix for more information on peer selection, valuation multiple calculation, and Enterprise Value reconciliation.



TABLE OF CONTENTS

KELSO AT A GLANCE

Kelso is executing a profitability-focused turnaround strategy
with clear catalysts and valuation upside.

- Macro forecast supports **demand and aftermarket growth.**
- Kelso is expanding opportunities to reach **new markets and gain market share.**
- First half of 2025 marks **Kelso's return to profitability** including Adjusted EBITDA up **200% YoY** and Net Comprehensive Income up **139% YoY**.
- Value case supported by industry-leading margins, clean balance sheet, and disciplined management with alignment demonstrated by recent insider share purchases.

Kelso's strategy positions the company to **drive growth** and **deliver shareholder value**.

Adjusted EBITDA is a non-IFRS measure. See Kelso MD&A for reconciliation to most directly comparable IFRS measure.

COMPANY OVERVIEW

Established in 1987, Kelso is a high-margin, innovative manufacturer of safety-critical transportation valves.

Our facility is located in **Bonham, TX** and we operate with a mandate to be a reliable supplier of high quality U.S.-made products for industrial customers.

Market Cap	***(CAD)***	***(USD)***
Share Price	0.176	0.127
Shares Outstanding	55,160,086	55,160,086
Equity Value	**C$9,708,175**	**U$7,010,525**
Plus: Debt	0	0
Plus: Lease Liabilities	144,212	104,139
Less: Cash	676,156	488,270
Enterprise Value	**C$9,176,231**	**U$6,626,394**

Share price is average closing price between Aug 11 - Sept 12, 2025.
Balance sheet figures as at June 30, 2025.
CAD/USD exchange rate used: 0.7221.
KLS trades in CAD on TSX, USD share price shown for comparison. Kelso trades OTC as KIQSF in USD.

OVERVIEW CONT.

Kelso works closely with leading North American tank car builders

To date, we have shipped **more than 100,000** valves. Everything we make is made in the U.S.A. using local labor and U.S.-made components.

Currently, Kelso's revenue is highly correlated to tank car deliveries.



Kelso Revenue vs North American Tank Car Deliveries
25000
20000
15000
10000
5000
0
2017
2018
2019
2020
2021
2022
2023
2024
2025F
2026F
2027F
Kelso Revenue (U$000s)
Tank Car Deliveries (#)
Source: FTR & Kelso

MACRO ENVIRONMENT

U.S. chemical shipments in July 2025 hit their **highest level** since 2008, with rail chemical carloads **up 3.3% YoY** and **YTD at record highs.**

Source: AAR

Rail production remains **cyclical,** with lead times tied to regulatory approvals and customer order cycles. **Our U.S.-based manufacturing helps mitigate supply chain risk and provide faster delivery.**



ESSENTIAL.

Freight rail is largely **non-discretionary**, moving bulk commodities, energy, agriculture, and chemicals not easily transported otherwise.

REGULATED.

Phased safety approvals and mandated upgrades help **drive steady demand.**

RESILIENT.

These factors make the market **resilient**, helping support sales even when the broader economy shows signs of slowing.

MACRO ENVIRONMENT OUTLOOK

Structural Growth Drivers Favoring Suppliers Like Kelso

Industry Growth

Rail & trucking transport is forecasted to **rebound strongly by 2027** (rail ton-miles up 2.1%, NA railcar deliveries up 28%).

Safety & Compliance

Regulatory tightening **drives adoption** of safety-critical solutions like Kelso's.

Global Demand

Broader industry, energy, and chemical markets are driving **increased adoption** of advanced valve technologies beyond rail.

Manufacturing Onshoring

"Build America, Buy America" policies favor U.S.-made products, and Kelso's geographic footprint **positions us to capture market share**

Cross-Border Trade

North American energy, chemical, and agricultural trade create **cross-border demand.**

MARKET SHARE

30%

We estimate that Kelso has **30% of the total valve market**, with competition including Dover Corporation (OPW Global, Midland, RegO), Valmet, and others.

We differentiate through:

- **100% U.S. manufacturing and supply chain**
- **Outstanding safety records and reliability**
- **Industry-leading 2-4 week lead times**
- **Cost efficiency**
- **10-yr warranty on our top product, lowering cost of ownership**


Kelso
Market
Share

We are looking to **increase share in core markets** while **expanding Kelso's addressable market** through organic growth and diversification.

MARKET UPSIDE

The number of active tank cars in North America is estimated at over **440,000**, with over 100,000 carrying Class 3 flammable liquids.

There are ~**10,000 new tank car builds on average annually**, with new builds forecasted to rise to over 11,000 in 2027.

Industry standard shifts drive **adoption of new products** and **additional retrofit opportunities** (Example: **DOT 117 tank cars**).

New Kelso product approvals **expand addressable markets** and **create additional opportunities** with each customer.

New markets accessible for expansion **without requiring significant investment.**

Sources: Railway Age, Bureau of Transportation Statistics, FTR, Kelso management estimate

NEW PRODUCT OPPORTUNITIES

ANGLE VALVE

Designed for the transfer of **LP gas** and **anhydrous ammonia** in pressurized rail tank car applications, engineered by Kelso for **safety and reliability.**

BOTTOM OUTLET VALVE

Customer-driven design using ceramics to address the failures of stainless steel BOVs in abrasive/corrosive service. Designed to deliver **superior chemical resistance, strength, and performance.**

Both valves are currently in service trials. AAR approval, if received, is expected to align with forecasted industry upturns - **helping position Kelso for growth.**

AAR approvals are pending but not assured. Timing and outcome are subject to change.

MARKET OPPORTUNITIES

We are **exploring a variety of new opportunities** in adjacent and related industries to expand organically utilizing existing assets, capacity, and skills. These include:

- Water and Wastewater
- Oil and Gas
- Chemicals
- Paper and Pulp
- Irrigation
- Desalination and Power Plants

With increasing global demand for advanced valve technologies, expansion into these and other industries can **increase Kelso's reach and support its growth** with relatively little capital investment required.








FINANCIAL SNAPSHOT

The first half (1H) of 2025 represents **Kelso's return to profitability.**

Metric	1H 2025	1H 2024	% Change YoY
Revenue	**$ 8,033,617**	$ 7,677,601	+ 4.6% ↑
Gross Profit	**$ 3,441,506**	$ 3,419,898	+ 0.6% ↑
Adjusted EBITDA	**$ 543,840**	$ (543,995)	+ 200% ↑
Net Comprehensive Income	**$ 670,883**	$ (1,722,256)	+ 139% ↑
Net Income (Cont. Ops)	**$ 797,213**	$ (455,871)	+ 275% ↑

Kelso has **industry-leading gross margins**, and its operating leverage is helping drive its earnings recovery.

For the period ending June 30 of their respective year.
Numbers in CAD. Originally reported in USD, converted to CAD for presentation only.
Adjusted EBITDA is a non-IFRS measure. See Kelso MD&A for reconciliation to most directly comparable IFRS measure.

FINANCIAL OVERVIEW


Revenue
$9,000,000
$7,500,000
$6,000,000
$4,500,000
$3,000,000
$1,500,000
$-
1H 2021
1H 2022
1H 2023
1H 2024
1H 2025


Gross Profit
Gross Profit ($)
Gross Margin (%)
$9,000,000
$7,500,000
$6,000,000
$4,500,000
$3,000,000
$1,500,000
$-
48%
46%
44%
42%
40%
38%
36%
1H 2021
1H 2022
1H 2023
1H 2024
1H 2025


Adjusted EBITDA
$1,000,000
$500,000
$-
$(500,000)
$(1,000,000)
$(1,500,000)
$(2,000,000)
$(2,500,000)
1H 2021
1H 2022
1H 2023
1H 2024
1H 2025


Net Comprehensive Income
$1,000,000
$500,000
$-
$(500,000)
$(1,000,000)
$(1,500,000)
$(2,000,000)
$(2,500,000)
1H 2021
1H 2022
1H 2023
1H 2024
1H 2025

1H = First half

Adjusted EBITDA is a non-IFRS measure. See Kelso MD&A for reconciliation to most directly comparable IFRS measure.

All numbers for the period ending June 30 of their respective year, originally reported in USD and converted to CAD for presentation only.

NEW DIRECTION

Ceased operations in unprofitable pure-play research **(KXI)**.



Refocused on manufacturing operations and exploring **expansion** into trucking, water, wastewater, and more.



Kelso's new management team and board are executing a **profitability-focused strategy.**



KXI Wildertec was a wilderness transportation R&D project of Kelso's subsidiary KIQX Industries, which has discontinued operations.

COMPARABLES - VALUATION

Comparable companies were used to **benchmark Kelso's valuation against relevant peers.** For larger diversified companies, valuation is based on calculated segment-level information.

We selected the following peers for their similar macro exposures, operations, or risk/return profiles.

Rail/Rail Equipment Suppliers
Greenbrier Companies
Trinity Industries
FreightCar America
Wabtec Corporation
Industrial / Flow & Process Control
Dover Corporation (Eng, Fueling, Pumps Segments)
Valmet (Automation Segment)
Parker Hannifin (Diversified Industrial Segment)
Small Industrial Manufacturing / Energy, Oil & Gas
NCS Multistage Holdings
MRC Global
Forum Energy Technologies
Omni-Lite Industries

Valuation is assessed using **Enterprise Value (EV)** and financial performance of the companies with:

- EV/Revenue,
- EV/EBITDA,
- EV/Gross Profit, and
- Price/Book.

These capture **how investors value** sales, profitability, margins, and the value of equity on the balance sheet.

The **median, average, and range** of peer multiples are used to compare with Kelso. **EV/Gross is useful for comparison** of manufacturing businesses as it isolates core operating strength before administration and overhead.

EBITDA and Enterprise Value are non-IFRS and non-GAAP measures.
See presentation Appendix for calcuation/reconciliation of EBITDA and EV.

COMPARABLES TABLE - VALUATION COMPARISON

Company/Measure	EV/Revenue	EV/Gross	EV/EBITDA	P/B	Leverage Multiples Debt to Equity	Debt / Book Cap.
Kelso Technologies	**0.61x**	**1.41x**	**7.98x (F)**	**1.49x**	**0.02x**	**2.2%**
Peer Average	2.01x	6.87x	11.36x	2.35x	1.04x	57.2%
Peer Median	**1.22x**	**6.56x**	**10.77x**	**1.97x**	**0.63x**	**40.4%**
Peer Low	0.42x	1.58x	5.22x	0.81x	0.12x	10.6%
Peer High	4.62x	13.74x	20.29x	7.02x	4.66x	221.2%

Median is used with the multiples to eliminate outliers and assess how a "**typical company**" may be valued.

Kelso **trades below peer medians** across the key valuation multiples, most notably EV/Gross, **though Kelso delivers above-average gross margins.** Kelso also makes use of leverage significantly less compared to its peers.

Value information for peers is based on average closing share prices over August 11 – September 12, 2025 (to reduce single-day volatility). Performance information is based on company filings and public financials.
Kelso's trailing EBITDA is negative due to performance of discontinued operations in the last 6 months of 2024. For more meaningful comparison to peers, management's forecasted (F) EBITDA is used in EBITDA multiples.
This calculation of EBITDA differs from Kelso's reported Adjusted EBITDA. Trailing information, rather than forward information, is used for all other comparable companies and multiples included in analysis.
Please see Appendix for further explanation and reconciliation of EBITDA used in this presentation, as well as calculation of peer performance measures.

KELSO IMPLIED VALUE


Kelso Implied Valuations vs Current Market Cap
$45.00M
$37.50M
$30.00M
$22.50M
$15.00M
$7.50M
$0.00M
Implied Equity Value (CAD)
$19.00M
$43.32M
$12.91M
$12.86M
$9.71M
EV/Revenue
EV/Gross
EV/EBITDA
P/B
Current Market Cap
Valuation Multiple
Median Implied Equity Value
$15.96M CAD

Applying peer valuation multiples to Kelso's performance indicates a median implied equity value **64% above** Kelso's current market cap.

Implied valuations calculated using median peer values. See Appendix for full breakdown of Kelso implied value from peer multiples.

Implied values derived from peer multiples are presented for illustrative purposes only and should not be interpreted as formal valuation conclusions or investment recommendations.

KELSO INVESTMENT HIGHLIGHTS

Margin Strength: Gross margins are among the strongest in sector.

Path to Profitability: Returned to profitability in 2025, opportunities for further growth, and scalable operations.

Operational Foundation: U.S.-based manufacturing, growing customer base, and focus on quality contribute to business resilience and supply chain agility.

Favorable Dynamics: Regulatory initiatives, safety compliance trends, and North American manufacturing policies support long-term sector demand.

Valuation: Clean balance sheet and trading below peer median valuation multiples across key metrics. Strategic capital strategies under review.

COST OF EQUITY

What it is: The return equity investors require for holding Kelso shares, reflecting perceived risk versus the broader market.

Implied Cost of Equity: Derived from the relationship between Kelso's share price and expected earnings, indicating the market's required return.

What it means: Kelso's cost of equity reflects both its small market cap profile and operating history. Projects financed with equity must generate returns above this threshold to create shareholder value.

IMPLIED COST OF EQUITY	
Share Price (average share price TTM)	$0.159
Forward Earnings Per Share (EPS)	$0.019
Forward Earnings Yield	**12.21%**
Long-term growth (30yr avg 10yr US T-Bond)	3.75%
Kelso Implied Cost of Equity	**15.96%**

This implied cost of equity shows an elevated market caution, which **can create investor opportunity as Kelso delivers on profitability.**

Share price is average closing price between September 13, 2024 - September 12, 2025.
Share price and forward (forecasted) EPS shown in CAD.
30-year (1995 - 2024) average of annual average U.S. 10-year Treasury Yield used as proxy for long-term growth rate.

CAPITAL STRUCTURE AND FINANCIAL STANDING

Share Price	(CAD/sh)	$	0.176
Shares Outstanding	(sh)		55,160,086
Market Capitalization	**(CAD)**	**$**	**9,708,175**
Dilution From Unvested RSUs			NIL
Diluted Shares Outstanding			**55,160,086**
Debt to Book Capital			2.2%
Debt to Equity			0.02x
Debt Available Immediately		$	692,400



$7 M
$6 M
$5 M
$4 M
$3 M
$2 M
$1 M
$ M
$6,249,607
$676,160
$2,535,012
$2,408,649
Current Assets
Cash
Current Liabilities
Accounts Payable

Working Capital: **$2,682,405**
Current Ratio: **2.47**

Kelso currently has **no debt** except for lease obligations, making for a **clean capital structure.**

Kelso capital information as at June 30, 2025, originally reported in USD and all converted to CAD for presentation only.
Debt available immediately is a $500,000 USD revolving credit facility converted to CAD for presentation only.

KELSO MANAGEMENT & BOARD

STRATEGICALLY ALIGNED LEADERSHIP AND AN EXPERIENCED BOARD.

Frank C. Busch (CEO)
Director

- 20+ years in finance, business development & Indigenous relations
- Member, Nisichawayasihk Cree Nation
- University of Manitoba, Harvard finance certificate, five certificates from the Canadian Securities Institute

Sameer Uplenchwar (CFO)
Director

- CPA with 20+ years in finance & investment banking
- Co-founder, Helios Corp.
- Former Managing Director at GMP Capital & Global Hunter
- Prior roles at Morgan Stanley, KPMG, and Bank of America

Amanda Smith (COO)

- With Kelso's operations since 2016.
- 10+ years experience at Caterpillar in senior positions
- Expertise: manufacturing, supply chain, procurement, inventory
- Degrees from Austin College & SMU, multiple industry certifications

Jesse V. Crews
Independent Director
(Lead Director)

- 40+ years in asset finance & leasing
- Experience in senior roles at GATX Capital, Trinity Rail Leasing, Fortress Investors Group, and Willis Lease
- MBA, University of Virginia
- BA in Economics, Yale University

Laura B. Roach
Independent Director

- Partner at McCathern Law
- Specialized in mediation & litigation
- Entrepreneurial leadership experience
- JD, St. Mary's University
- BSc, University of Arizona

Mark Temen
Independent Director

- CPA with 50+ years of experience
- Previous CEO/Owner of Audio Visual Resources
- Owner of Fortress Developers
- Previous experience at Aronson & Co and Toback & Co
- Accounting & entrepreneurial background

KELSO SHARE OWNERSHIP

- **55,160,086 shares outstanding.**
- Kelso has six reporting insiders, who hold **2,845,693 shares** (**5.16%** of shares outstanding).
- Remaining 94.84% of shares are **widely held.**
- Kelso insiders have purchased **1,224,558 shares** (**2.22%** of shares outstanding) in the last six months (March 15, 2025 - September 15, 2025).



Shares owned by insiders
Purchased by insiders in last 6 months

Insider ownership demonstrates management alignment with long-term value creation.

Insider holdings and transactions based on reporting from SEDI as at September 15, 2025.

STRATEGIC CATALYSTS

- **Cost Discipline and Execution:** Management implemented cost control and revenue focus showing early progress in first half 2025 results.
- **Operating Leverage:** Manufacturing plant has capacity to scale to nearly double the output without requiring near-term capital expansion.
- **Product Pipeline:** Two new valves are currently in AAR service trials. If approved, these may expand addressable markets coinciding with forecasted demand upturns.
- **Market Development:** Re-focused R&D exploring new markets such as trucking, water and wastewater, oil and gas, chemicals, paper and pulp, and more.
- **Capital Structure Flexibility:** $692,400 CAD ($500,000 USD) revolving credit available, with a proposed increase to $1.38M CAD ($1M USD) subject to lender approval.

KELSO TECHNOLOGIES: A RARE COMPANY

Kelso: Strong margins, focused execution, and positioned for growth.

Niche Market Focus: Small, nimble, and positioned well against larger competitors.

Margin Profile: Gross margins among the top of the industry focusing on quality, safety, and efficiency.

Capital Position: Clean capital structure, leverage capacity, recent insider share purchases.

Strategic Outlook: Path to profitability, advancing product pipeline, and forecasted industry tailwinds.

Relative Undervaluation: Trading below peer median multiples across several benchmarks.

LET'S CONNECT

www.kelsotech.com

info@kelsotech.com

1-877-314-1879

Bonham, TX, USA

West Kelowna, BC, Canada